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The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED MARCH 27, 2006.

Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-132732

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 27, 2006)

Diageo Finance B.V.

$

          % Notes due 2013

$

Floating Rate Notes due 2009

Guaranteed as to the Payment of Principal and Interest by

Diageo plc

        Diageo Finance B.V. will pay interest on the fixed rate notes on April     and October     of each year, beginning on October     , 2006. The fixed rate notes will mature on April , 2013.

        Diageo Finance B.V. will pay interest on the floating rate notes at a rate equal to the then applicable U.S. dollar three-month LIBOR rate, which will be reset quarterly, plus       %, on April     , July     , October     , and January     of each year, beginning on July     , 2006. The floating rate notes will mature on April     , 2009. The initial interest rate for the floating rate notes will be      %.

        In this prospectus supplement, we refer to the fixed rate notes and the floating rate notes collectively as the notes. The notes will not be redeemable prior to maturity except upon the occurrence of certain tax events described in this prospectus supplement.

        Application will be made to list the notes on the New York Stock Exchange. Trading on the New York Stock Exchange is expected to commence within 30 days after delivery of the notes.

        See "Risk Factors" beginning on page 2 of the attached prospectus for a discussion of certain factors you should consider before investing in the notes.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offence.

	Price to Public		Underwriting Discounts and Commissions		Proceeds, before expenses, to Diageo Finance B.V.(1)
Per Fixed Rate Note		%		%		%
Total for Fixed Rate Notes	$		$		$
Per Floating Rate Note		%		%		%
Total for Floating Rate Notes	$		$		$
Total	$		$		$

(1)
See "Underwriting".

        Interest on the notes will accrue from March     , 2006. The underwriters expect to deliver the notes in book-entry form through the facilities of The Depository Trust Company and its participants, including Euroclear and Clearstream, Luxembourg, against payment in New York, New York on or about March             , 2006.

Joint Book-Running Managers

Citigroup	Credit Suisse	RBS Greenwich Capital

March     , 2006

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-3
SUMMARY	S-4
CAPITALIZATION	S-7
USE OF PROCEEDS	S-8
EXCHANGE RATES	S-9
DESCRIPTION OF NOTES	S-10
UNDERWRITING	S-13
CLEARANCE AND SETTLEMENT	S-16
PROSPECTUS
ABOUT THIS PROSPECTUS	1
RISK FACTORS	2
WHERE YOU CAN FIND MORE INFORMATION ABOUT US	7
PRESENTATION OF FINANCIAL INFORMATION	8
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	8
DIAGEO PLC	9
DIAGEO INVESTMENT CORPORATION	9
DIAGEO CAPITAL PLC	9
DIAGEO FINANCE B.V.	9
CAPITALIZATION AND INDEBTEDNESS	10
USE OF PROCEEDS	11
LEGAL OWNERSHIP	11
DESCRIPTION OF DEBT SECURITIES AND GUARANTEES	12
DESCRIPTION OF WARRANTS	34
DESCRIPTION OF PURCHASE CONTRACTS	36
DESCRIPTION OF UNITS	36
DESCRIPTION OF PREFERENCE SHARES	36
DESCRIPTION OF ORDINARY SHARES	38
DESCRIPTION OF AMERICAN DEPOSITARY SHARES	44
CLEARANCE AND SETTLEMENT	49
TAXATION	53
PLAN OF DISTRIBUTION	76
VALIDITY OF SECURITIES	78
EXPERTS	78

        You should rely on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information in documents incorporated by reference, is accurate as of any date other than the date on the front of these documents. Our business, financial condition, results of operations and prospects may have changed since that date.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

        The SEC allows us to incorporate by reference the information we file with them. This means:

  •
  incorporated documents are considered part of this prospectus supplement and the attached prospectus;

  •
  we can disclose important information to you by referring you to those documents; and

  •
  information that we file with the SEC will automatically update and supersede this prospectus supplement and the attached prospectus.

        We incorporate by reference the documents listed below which we filed with the SEC under the Securities Exchange Act of 1934:

  •
  Diageo's annual report on Form 20-F for the year ended June 30, 2005; and

  •
  Diageo's report on Form 6-K filed with the SEC on March 27, 2006.

        Furthermore, we incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus supplement but before the end of the notes offering:

  •
  any reports on Form 6-K filed by us pursuant to the Securities Exchange Act of 1934 that indicate on their cover page that we will incorporate them by reference; and

  •
  reports filed under Sections 13(a) and (c) of the Securities Exchange Act of 1934.

        You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address:

Diageo plc
8 Henrietta Place
London W1G 0NB
England
Tel. No.: 011-44-(0)20-7927-5200

SUMMARY

        This summary does not contain all of the information that is important to you. You should read carefully the entire prospectus supplement, the attached prospectus and the additional documents incorporated by reference herein for more information on Diageo and recent transactions involving Diageo.

        In this prospectus supplement, the terms "we", "our" and "us" refer to Diageo Finance B.V., ("Diageo Finance") and Diageo plc ("Diageo"). Diageo Finance is the issuer and Diageo is the guarantor in these offerings.

Diageo plc

        Diageo is the world's leading premium drinks business with a collection of international brands. Diageo was the fifteenth largest publicly quoted company in the United Kingdom in terms of market capitalization on December 31, 2005, with a market capitalization of approximately £24 billion. It produces and distributes a wide range of premium brands, including Smirnoff vodka, Johnnie Walker Scotch whiskies, Guinness stout, Baileys Original Irish Cream liqueur, J&B Scotch whisky, Captain Morgan rum and Tanqueray gin. In addition, Diageo also owns the distribution rights for José Cuervo tequila brands in the United States and other countries.

        Diageo was formed by the merger of Grand Metropolitan Public Limited Company and Guinness PLC that became effective on December 17, 1997. Diageo is incorporated as a public limited company in England and Wales. Diageo's principal executive office is located at 8 Henrietta Place, London W1G 0NB and its telephone number is +44 (0)20 7927 5200.

        Diageo is a major participant in the branded beverage alcohol industry and operates on an international scale. It brings together world-class brands and a management team committed to the maximization of shareholder value. The management team expects to invest in global brands, expand internationally and launch innovative new products and brands.

        You can find a more detailed description of Diageo's business and recent transactions in Diageo's annual report on Form 20-F for the fiscal year ended June 30, 2005, and Diageo's report on Form 6-K, dated March 27, 2006, which are incorporated by reference in this prospectus supplement and the attached prospectus. Information about Diageo Finance B.V., a wholly owned finance subsidiary of Diageo and with its corporate seat in Amsterdam, The Netherlands, is provided under "Diageo Finance B.V." in the accompanying prospectus.

Recent Developments

        Diageo announced on December 7, 2005 the appointment of Laurence Danon, Chairman of the Management Board and CEO of France Printemps, to the Diageo board, effective January 1, 2006. Her appointment brings to eight the number of Diageo's independent non-executive directors. She is appointed to the Audit Committee, Remuneration Committee and Nomination Committee.

        Diageo announced on March 27, 2006 that the company agreed framework funding principles with the Trustees of the UK company pension scheme which provide for the company to fund the UK pension scheme deficit over a 7-year period beginning in the 2007 financial year. For the purposes of the agreement, the value of the deficit, which will be calculated using the trustees' actuarial valuation of the scheme, will be ascertained through the planned 3-yearly valuation as of March 31, 2006. Following the completion of that valuation later in 2006, the initial annual cash contribution that Diageo will make under this funding framework is estimated to be around £100 million. At December 31, 2005 the deficit on Diageo's UK company pension scheme, including unfunded liabilities and calculated under IAS 19, was £653 million. In addition to the deficit funding, Diageo will continue to make a cash contribution in respect of annual service, which in the year ending June 30, 2006 is expected to be £50 million. The agreed framework provides for a reassessment of the funding position on a triennial basis and allows for appropriate adjustments in company contributions in line with the deficit at that time. These arrangements are not expected to lead to a change in Diageo's previously announced share buy back programme.

THE OFFERING

        Please refer to "Description of Notes" on page S-10 of this prospectus supplement and "Description of Debt Securities and Guarantees" on page 12 of the attached prospectus for more information about the notes.

Notes	$ aggregate principal amount of % Notes due 2013.
$ aggregate principal amount of Floating Rate Notes due 2009.
Issuer	Diageo Finance B.V.
Guarantee	The notes will be guaranteed by Diageo plc as to the payment of principal, premium (if any) and interest, including any additional amounts that may be payable.
Maturity	We will pay the fixed rate notes at 100% of their principal amount plus accrued interest on April , 2013.
We will pay the floating rate notes at 100% of their principal amount plus accrued interest on April , 2009.
Interest rate	The fixed rate notes will bear interest at a rate of % per annum.
The floating rate notes will bear interest at the then applicable U.S. dollar three-month LIBOR rate, which rate will be reset quarterly, plus %.
Interest payment dates	For the fixed rate notes, every April and October , commencing on October , 2006.
For the floating rate notes, every April , July , October and January , commencing on July , 2006.
Regular record dates	Every March 15 and September 15 for the fixed rate notes
On the day that is 15 calendar days prior to each interest payment date for the floating rate notes.
Ranking
The notes and the guarantees will constitute unsecured and unsubordinated indebtedness of Diageo Finance and Diageo, respectively, and will rank equally with all other unsecured and unsubordinated indebtedness from time to time outstanding.
Tax redemption
In the event of various tax law changes and other limited circumstances that require us to pay additional amounts as described under "Description of Debt Securities and Guarantees — Special Situations — Optional Tax Redemption" in the accompanying prospectus, we may call the notes for redemption prior to maturity.
Book-entry issuance, settlement and clearance
We will issue the notes in fully registered form in denominations of $1,000 and integral multiples thereof. The notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, referred to as DTC. You will hold beneficial interests in the notes through DTC, and DTC and its direct and indirect participants will record your beneficial interest on their books. We will not issue certificated notes except in limited circumstances that we explain under "Legal Ownership — Global Securities — Special Situations When the Global Security Will Be Terminated" in the attached prospectus. Settlement of the notes will occur through DTC in same day funds. For information on DTC's book-entry system, see "Clearance and Settlement — The Clearing Systems — DTC" in the attached prospectus.

Listing	Application will be made to list the notes on the New York Stock Exchange. Trading on the New York Stock Exchange is expected to commence within 30 days after delivery of the notes.
Use of proceeds	We intend to use the proceeds from the sale of the notes for general corporate purposes.
Trustee and Principal Paying Agent	Citibank, N.A.
Calculation Agent	Citibank, N.A. will act as the calculation agent for the floating rate notes.
Timing and Delivery	We currently expect delivery of the notes to occur on March , 2006.
Risk Factors
You should carefully consider all of the information in this prospectus supplement and the attached prospectus, which includes information incorporated by reference. In particular, you should evaluate the specific factors under "Risk Factors" beginning on page 2 of the attached prospectus for risks involved with an investment in the notes.
Further Issues
We may, without the consent of the holders of the notes, issue additional notes having the same ranking and same interest rate, maturity date, redemption terms and other terms as the notes described in this prospectus supplement. Any such additional notes, together with the notes offered by this prospectus supplement, will constitute a single series of securities under the indenture relating to the notes. There is no limitation on the amount of notes or other debt securities that we may issue under that indenture.
Governing Law	New York

CAPITALIZATION

        The following table sets forth, on an IFRS basis, the unaudited actual capitalization of Diageo as at December 31, 2005 and as adjusted to give effect to the issuance of the notes (after deducting discounts and commissions and estimated net offering expenses to be paid by us). Other than the changes noted below to reflect the anticipated issuance of the notes and the application of the proceeds from the notes, there has been no material change in the capitalization and indebtedness of Diageo since December 31, 2005.

	31 December 2005	Adjusted for Offering
	(unaudited) £ million	£ million
Short term borrowings and bank overdrafts (including current portion of long term borrowings)	1,047

Long term borrowings
Due from one to five years	2,445
Due after five years	1,462

	3,907

Finance lease obligations	10
Equity minority interests	197

Equity attributable to the equity shareholders of the company
Called up share capital	883
Share premium account	1,339
Own shares held	(1,727)
Capital redemption reserve	3,060
Cash flow hedging deficit	(42)
Currency translation reserve	169
Retained earnings	910

	4,592

Total capitalization	8,706

Notes

1.
At December 31, 2005, the group had cash and cash equivalents of £1,039 million.

2.
At December 31, 2005, £58 million of the group's net borrowings due within one year and £44 million of the group's net borrowings due after more than one year were secured.

3.
At December 31, 2005, there were potential issues of approximately 2 million new ordinary shares outstanding under Diageo's employee share option schemes.

4.
At December 31, 2005, the total authorized share capital of Diageo consisted of 5,329,052,500 ordinary shares of 28 101/108 pence each. At such date, 3,050,644,627 ordinary shares were issued and fully paid, including shares issued and held in employee share trusts and those held as treasury shares.

5.
In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£116 million) until November 2009. Including this guarantee, but net of the amounts provided in the consolidated interim financial statements, the group has given performance guarantees and indemnities to the third parties of £176 million at December 31, 2005. Since December 31, 2005, there has been no material change in the group's performance guarantees and indemnities.

6.
Since December 31, 2005, the group has repurchased 36 million of its own shares, which are being held as treasury shares, at a cost of £309 million. Other than as described above there has been no material change in the capitalization of the group since December 31, 2005.

7.
The adjustments to reflect the offering have been converted to pounds sterling at a rate of £1 = $1.72.

USE OF PROCEEDS

        We estimate that the net proceeds (after deducting underwriting discounts and commissions and estimated net offering expenses and including reimbursements to be paid by the underwriters to us) from the sale of the notes will be $                        . We will use the proceeds primarily for general corporate purposes.

EXCHANGE RATES

        The following table shows, for the periods and dates indicated, certain information regarding the US dollar/pound sterling exchange rate, based on the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York expressed in US dollars per £1.00.

Pounds Sterling Year ended December 31,	Period End	Period Average	High	Low
2001	1.45	1.44	1.50	1.37
2002	1.61	1.51	1.61	1.41
2003	1.78	1.64	1.78	1.55
2004	1.92	1.83	1.95	1.75
2005	1.72	1.82	1.92	1.71
Pounds Sterling	High	Low
September 2005	1.84	1.76
October 2005	1.79	1.75
November 2005	1.78	1.71
December 2005	1.77	1.72
January 2006	1.78	1.74
February 2006	1.78	1.73
March 2006 (through March 24, 2006)	1.76	1.73

        As of March 24, 2006, the latest practicable date for which exchange rate information was available prior to the printing of this document, the noon buying rate for one pound sterling expressed in US dollars was $1.74.

DESCRIPTION OF NOTES

        This section describes the specific financial and legal terms of the notes and supplements the more general description under "Description of Debt Securities and Guarantees" of the attached prospectus. To the extent that the following description is inconsistent with the terms described under "Description of Debt Securities and Guarantees" in the attached prospectus, the following description replaces that in the attached prospectus.

Fixed Rate Notes

        The fixed rate notes will be issued in an aggregate principal amount of $                  and will mature on April     , 2013. The fixed rate notes will bear interest at the applicable rate per annum shown on the cover page of this prospectus supplement, payable semi-annually in arrears on April     and October     of each year, commencing October     , 2006. The regular record dates for the fixed rate notes will be every March 15 and September 15 of each year.

        We may, without the consent of the holders of the fixed rate notes, issue additional fixed rate notes having the same ranking and same interest rate, maturity date, redemption terms and other terms as the fixed rate notes described in this prospectus supplement. Any such additional fixed rate notes, together with the fixed rate notes offered by this prospectus supplement, will constitute a single series of securities under the indenture relating to guaranteed debt securities issued by Diageo Finance, dated as of December 8, 2003, among Diageo Finance, Diageo and Citibank, N.A. There is no limitation on the amount of notes or other debt securities that we may issue under such indenture.

Floating Rate Notes

        The floating rate notes will be issued in an aggregate principal amount of $                  and will mature on April     , 2009. The notes will bear interest at a rate equal to the then applicable U.S. dollar three-month LIBOR rate, which will be reset quarterly on the first day of each interest reset period (as defined below), plus       %, as determined by the calculation agent. The initial interest rate will be      %.

        Interest on the floating rate notes will be paid on April            , July    , October    , and January     of each year, beginning on July     , 2006. The floating rate notes will mature on April    , 2009. The regular record dates for the floating rate notes will be on the day that is 15 calendar days prior to each interest payment dates for the floating rate notes.

        Except as described below for the first interest reset period, on each interest payment date for the floating rate notes, we will pay interest for the period commencing on and including the immediately preceding interest payment date and ending on and including the next day preceding that interest payment date. We will refer to this period as an "interest reset period." The first interest reset period will begin on and include March     , 2006 and will end on and include June 30, 2006.

        "LIBOR" with respect to an interest reset period, shall be the rate (expressed as a percentage per annum) for deposits in United States dollars for a three-month period beginning on the second London banking day after the determination date (as defined below) that appears on Telerate Page 3750 (as defined below) as of 11:00 a.m., London time, on the determination date.

        "determination date" with respect to an interest reset period will be the second London banking day preceding the first day of the interest reset period.

        "London banking day" is any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

        "Telerate Page 3750" means the display designated as "Page 3750" on Moneyline Telerate, Inc. or any successor service (or such other page as may replace Page 3750 on that service or a successor service).

        The calculation agent will, upon the request of the holder of any floating rate note, provide the interest rate then in effect. All calculations of the calculation agent, in the absence of manifest error, shall be conclusive for all purposes and binding on us and holders of the floating rate notes.

        We may, without the consent of the holders of the floating rate notes, issue additional floating rate notes having the same ranking and same interest rate, maturity date, redemption terms and other terms as the floating rate notes described in this prospectus supplement. Any such additional floating rate notes, together with the floating rate notes offered by this prospectus supplement, will constitute a single series of securities under the indenture relating to guaranteed debt securities issued by Diageo Finance, dated as of December 8, 2003, among Diageo Finance, Diageo and Citibank, N.A. There is no limitation on the amount of notes or other debt securities that we may issue under such indenture.

General

        Book-entry interests in the notes will be issued in minimum denominations of $1,000 and in integral multiples of $1,000. Interest on notes will be computed on the basis of a 360-day year of twelve 30-day months. We will apply to list the notes on the New York Stock Exchange. Trading on the New York Stock Exchange is expected to commence within 30 days after delivery of the Notes. The notes and guarantees are governed by New York law.

        The notes will be the unsecured and unsubordinated indebtedness of Diageo Finance and will rank equally with all of its other unsecured and unsubordinated indebtedness from time to time outstanding.

        Diageo will unconditionally guarantee on an unsubordinated basis the due and punctual payment of the principal of, premium, if any, and interest on the notes, including any additional amounts, when and as any such payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantee of the notes will be unsecured and unsubordinated indebtedness of Diageo and will rank equally with all of its other unsecured and unsubordinated indebtedness from time to time outstanding. Because Diageo is a holding company, the guarantee will effectively rank junior to any indebtedness of its subsidiaries.

        The principal corporate trust office of the trustee in the City of New York is designated as the principal paying agent. We may at any time designate additional paying agents or rescind the designation of paying agents or approve a change in the office through which any paying agent acts.

        We will issue the notes in fully registered form. The notes will be represented by one or more global securities registered in the name of a nominee of DTC. You will hold beneficial interest in the notes through DTC. The underwriters expect to deliver the notes through the facilities of DTC on March     , 2006. Indirect holders trading their beneficial interests in the notes through DTC must trade in DTC's same-day funds settlement system and pay in immediately available funds. Secondary market trading through Euroclear and Clearstream, Luxembourg will occur in the ordinary way following the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg. See "Clearance and Settlement" in the attached prospectus for more information about these clearing systems.

        Payment of principal of and interest on each series of notes, so long as the notes are represented by global securities, as discussed below, will be made in immediately available funds. Beneficial interests in the global securities will trade in the same-day funds settlement system of DTC, and secondary market trading activity in such interests will therefore settle in same-day funds.

Payment of Additional Amounts

        The government of any jurisdiction where Diageo or Diageo Finance is incorporated may require Diageo or Diageo Finance to withhold amounts from payments on the principal or interest on the notes or any amounts to be paid under the guarantee, as the case may be, for taxes or any other governmental charges. If a withholding of this type is required, Diageo or Diageo Finance, as the case may be, may be required to pay you an additional amount so that the net amount you receive will be the amount specified in the note to which you are entitled. For more information on additional amounts and the situations in which Diageo or Diageo Finance must pay additional amounts, see "Description of Debt Securities and Guarantees — Payment of Additional Amounts" in the attached prospectus.

Tax Redemption

        In the event of various tax law changes after the date of this prospectus supplement and other limited circumstances that require us to pay additional amounts, as described in the attached prospectus under "Description of Debt Securities and Guarantees — Payment of Additional Amounts", we may call all, but not less than all, of the notes for redemption. This means we may repay them early. You have no right to require us to call the notes. We discuss our ability to redeem the notes in greater detail under "Description of Debt Securities and Guarantees — Special Situations — Optional Tax Redemption" in the attached prospectus and this prospectus supplement.

        If we call the notes, we must pay you 100% of their principal amount. We will also pay you accrued interest, and any additional amounts, if we have not otherwise paid you interest through the redemption date. Notes will stop bearing interest on the redemption date, even if you do not collect your money. We will give notice to DTC of any redemption we propose to make at least 30 days, but not more than 60 days, before the redemption date. Notice by DTC to participating institutions and by these participants to street name holders of indirect interests in the notes will be made according to arrangements among them and may be subject to statutory or regulatory requirements.

Defeasance and Discharge

        We may release ourselves from any payment or other obligations on the notes as described under "Description of Debt Securities and Guarantees — Defeasance and Discharge" of the attached prospectus.

Trustee

        The trustee for the holders of the notes will be Citibank, N.A. See "Description of Debt Securities and Guarantees — Regarding the Trustee" and "— Default and Related Matters" in the attached prospectus for a description of the trustee's procedures and remedies available in the event of a default.

UNDERWRITING

        Subject to the terms and conditions set forth in the underwriting agreement dated March     , 2006, and incorporated in the pricing agreement dated March    , 2006, each of the underwriters has severally agreed to purchase, and we have agreed to sell to each underwriter, the principal amount of notes set forth opposite the name of each underwriter.

Underwriters	Principal Amount of Fixed Rate Notes	Principal Amount of Floating Rate Notes
Citigroup Global Markets Inc.	$	$
Credit Suisse Securities (USA) LLC	$	$
Greenwich Capital Markets, Inc.	$	$
Total	$	$

        Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Greenwich Capital Markets, Inc. are the book-running managers for this offering of notes.

        The underwriting agreement and the pricing agreement provide that the obligations of the several underwriters are subject to certain conditions and that the underwriters will purchase all of the notes offered by this prospectus supplement if any of these notes are purchased.

        The underwriters will initially offer to sell the notes to the public at the initial public offering prices set forth on the cover of this prospectus supplement. The underwriters may sell notes to securities dealers at a discount from the initial public offering price of up to      % of the principal amount of the notes. These securities dealers may resell any notes purchased from the underwriters to other brokers or dealers at a discount from the initial public offering price of up to      % of the principal amount of the notes. If the underwriters cannot sell all the notes at the initial offering price, they may change the offering price and the other selling terms.

        The notes are a new issue of securities with no established trading market. Application will be made to list the notes on the New York Stock Exchange. Trading on the New York Stock Exchange is expected to commence within 30 days after delivery of the notes. The underwriters have advised Diageo that they intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. Therefore the liquidity of the trading market of the notes may be low.

        Furthermore, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions that any short sales have created. Short sales are the sale by the underwriters of a greater amount of notes than they are required to purchase in the offering. Stabilizing transactions are bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions or otherwise.

        These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. These transactions may be effected in the over-the-counter market or otherwise.

        In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in various banking and financial services for and commercial transactions with us and our affiliates for which they have received, and will receive in the future, customary fees.

        We estimate that expenses, excluding underwriting discounts, for issuing the notes will be approximately $                  . The underwriters have agreed to pay us an expense reimbursement and other reimbursements totalling $                  for the notes.

        We have agreed to indemnify the several underwriters against various liabilities, including liabilities under the Securities Act of 1933.

        The notes are offered for sale in those jurisdictions in the United States, Europe, Australia and elsewhere where it is lawful to make such offers.

        Each of the underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the notes directly or indirectly, or distribute this prospectus supplement or the attached prospectus or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement. There will be no offers or sales to retail investors.

        Each underwriter has represented and agreed that, in connection with the distribution of the notes, directly or indirectly; (a) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 ("FSMA") with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue and sale of such notes in circumstances in which Section 21(1) of the FSMA does not apply to Diageo or Diageo Finance.

        Each underwriter has represented and agreed that, in connection with the distribution of the notes, bearer zero coupon securities and other securities which qualify as savings certificates as defined in the Dutch Savings Certificates Act (Wet inzake spaarbewijzen) may only be transferred or accepted through the intermediary of either Diageo Finance or a Member of Euronext Amsterdam N.V. with due observance of the Savings Certificates Act (including registration requirements), provided that no such intermediary services are required in respect of (i) the initial issue of those securities to the first holders thereof, (ii) any transfer and acceptance by individuals who do not act in the conduct of a profession or trade and (iii) the transfer or acceptance of those securities, if they are physically issued outside The Netherlands and are not distributed in The Netherlands in the course of primary trading or immediately thereafter.

        Each underwriter has represented and agreed that in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") with effect from and including the date on which the Prospectus Directive is implemented in that Member State (the "Relevant Implementation Date") it has not made and will not make an offer of the notes to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State:

            (i)  in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

           (ii)  at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

          (iii)  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

          (iv)  at any time in any other circumstances which do not require the publication by the relevant Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of the notes to the public" in relation to any notes in any Relevant Member State means the communication, to more than one person, in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

CLEARANCE AND SETTLEMENT

        The notes will be issued in the form of registered global notes that will be deposited with DTC on the closing date. This means that we will not issue certificates to each holder. We will issue one global note with respect to each series of notes to DTC and DTC will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred; except that DTC, its nominees, and their successors may transfer a global note as a whole to one another. We will not issue certificated notes except in limited circumstances that we explain under "Legal Ownership — Global Securities — Special Situations When the Global Security Will Be Terminated" in the attached prospectus.

        Beneficial interests in the global notes will be shown on, and transfers of the global notes will be made only through, records maintained by DTC and its participants. A description of DTC and its procedures is set forth under "Clearance and Settlement" in the attached prospectus.

        We will wire principal and interest payments to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global note.

        It is DTC's current practice, upon receipt of any payment of principal or interest, to credit direct participants' accounts on the payment date according to their respective holdings of beneficial interest in the global note as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting right to direct participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interest in the global note, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interest, as is the case with notes held for the account of customers registered in "street name". However, payments will be the responsibility of the participants and not of DTC, the trustee or us.

        Settlement for the notes will be made by the underwriters in immediately available funds. All payments of principal and interest will be made in immediately available funds, except as otherwise indicated in this section.

        The notes have been accepted for clearance through DTC, Clearstream, Luxembourg and Euroclear. The Common Code for the fixed rate notes is                        , the ISIN for the fixed rate notes is                        , and the CUSIP number for the fixed rate notes is                        . The Common Code for the floating rate notes is                        , the ISIN for the floating notes is                         , and the CUSIP number for the floating rate notes is                        .

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TABLE OF CONTENTS PROSPECTUS SUPPLEMENT
INCORPORATION OF INFORMATION WE FILE WITH THE SEC
SUMMARY
THE OFFERING
CAPITALIZATION
USE OF PROCEEDS
EXCHANGE RATES
DESCRIPTION OF NOTES
UNDERWRITING
CLEARANCE AND SETTLEMENT